

Mail Stop 4631                                                    April 26, 2016

<u>Via E-mail</u>
Loreto Grimaldi
Executive Vice President and Chief Legal Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

        **Re:    Progressive Waste Solutions Ltd.**
               **Form 40-F for the Fiscal Year Ended December 31, 2015**
               **Filed March 3, 2016**
               **File No. 1-34370**

Dear Mr. Grimaldi:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Terence O'Brien

                      Terence O'Brien
                      Accounting Branch Chief
                      Office of Manufacturing and Construction